Rec-C 8/1/06 AB 8/18

UNITED
SECURITIES AND EXC
Washington,

06009482

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response..... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65164

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pri Muni LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 Foxhurst Drive
(No. and Street)

Pittsburgh, PA 15238
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grossman Yanak + Ford LLP
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
AUG 30 2006
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 1 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Grossman Yanak & Ford LLP *Certified Public Accountants*

PriMuni LLC
(A Development Stage Enterprise)

Financial Statements For the Years Ended December 31, 2004 and 2003 and Independent Auditors' Report

PriMuni LLC

TABLE OF CONTENTS

Grossman Yanak & Ford LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Members of
PriMuni LLC

We have audited the accompanying statements of financial condition of PriMuni LLC (a development stage enterprise and a Pennsylvania limited liability company) as of December 31, 2004 and 2003 and the related statements of operations, members' equity and cash flows for the years ended December 31, 2004 and 2003 and for the period from inception (June 25, 2001) to December 31, 2004. These financial statements are the responsibility of PriMuni LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Three Gateway Center
Suite 1800
Pittsburgh, PA 15222
(412) 338-9300
FAX: (412) 338-9305
E Mail:
CPAs@gyf.com.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PriMuni LLC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003 and the period from inception (June 25, 2001) to December 31, 2004 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company had yet to secure any customer relationships as of December 31, 2004. This condition raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Grossman Yanak + Ford LLP

February 26, 2005

PriMuni LLC (A Development Stage Enterprise)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

	NOTES	2004	2003
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	1	$ 16,002	$ 18,942
Prepaid expenses		15,113	15,282
Total current assets		31,115	34,224
PROPERTY & EQUIPMENT, NET	1,2	135,022	212,818
TOTAL		$ 166,137	$ 247,042
LIABILITIES AND MEMBERS' EQUITY			
CURRENT LIABILITIES:			
Accounts payable		$ 167	$ 2,330
Accrued expenses		-	2,100
Total current liabilities		167	4,430
MEMBERS' EQUITY, including deficits accumulated during the development stage of $2,731,956 and $2,605,314, respectively	4	165,970	242,612
TOTAL		$ 166,137	$ 247,042

See notes to financial statements.

PriMuni LLC (A Development Stage Enterprise)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003 AND
FOR THE PERIOD FROM JUNE 25, 2001 (DATE OF INCEPTION) TO DECEMBER 31, 2004

	NOTES	2004	2003	From Inception
REVENUE				
Services		$ 22,000	-	$ 22,000
Interest income		72	$ 2,226	13,806
Total		22,072	2,226	35,806
EXPENSES				
Payroll		-	149,487	471,455
Benefits		1,720	4,842	8,908
Legal and professional		16,480	61,459	368,070
Insurance		3,781	21,715	46,872
Rent		-	22,726	65,085
Depreciation	2	77,796	98,449	261,738
Travel and entertainment		186	8,290	54,200
Marketing		-	15,920	160,111
Technology development		28,770	123,970	638,105
Telephone		1,058	8,119	19,239
Office expense		119	965	11,084
Research		1,500	2,151	60,901
Regulatory expenses		16,860	15,413	56,863
Loss (gain) on disposition of fixed assets	2	(425)	9,538	457,278
Miscellaneous		869	3,257	12,853
Total		148,714	546,301	2,692,762
NET LOSS		$ (126,642)	$ (544,075)	$ (2,656,956)

See notes to financial statements.

PriMuni LLC (A Development Stage Enterprise)

STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 AND FOR THE PERIOD JUNE 25, 2001 (DATE OF INCEPTION) TO DECEMBER 31, 2001

	Common	Preferred	Accumulated Deficit	Total
Capital contributions - July 2001; 163,500 units	$ 163,500	-	-	$ 163,500
Capital contributions - August 2001; 28,850 units	337,545	-	-	337,545
Net loss	-	-	$ (293,209)	(293,209)
Members' equity at December 31, 2001	501,045	-	(293,209)	207,836
Capital contribution - April 2002; 141,339 units	-	$ 2,351,881	-	2,351,881
Redemption of 5,000 units	(5,000)	-	(75,000)	(80,000)
Net loss	-	-	(1,693,030)	(1,693,030)
Members' equity at December 31, 2002	496,045	2,351,881	(2,061,239)	786,687
Net loss	-	-	(544,075)	(544,075)
Members' equity at December 31, 2003	496,045	2,351,881	(2,605,314)	242,612
Capital contribution - February 2004; 9,445 units	25,000	-	-	25,000
Capital contribution - September 2004; 9,445 units	25,000	-	-	25,000
Net loss	-	-	(126,642)	(126,642)
Members' equity at December 31, 2004	$ 546,045	$ 2,351,881	$ (2,731,956)	$ 165,970

See notes to financial statements.

PriMuni LLC (A Development Stage Enterprise)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003 AND FOR THE PERIOD
JUNE 25, 2001 (DATE OF INCEPTION) TO DECEMBER 31, 2004

	2004	2003	From Inception
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (126,642)	$ (544,075)	$ (2,656,956)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	77,796	98,449	261,737
(Gain) loss on disposition of fixed assets	(425)	9,538	457,278
(Increase) decrease in:			
Prepaid expenses	169	6,116	(15,113)
Increase (decrease) in:			
Accounts payable	(2,163)	(27,649)	167
Accrued expenses	(2,100)	2,100	-
Net cash used in operating activities	(53,365)	(455,521)	(1,952,887)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	-	-	(176,647)
Short-term investments, net	-	42,671	-
Proceeds from sale of fixed assets	425	2,750	3,175
Development of internal use software	-	-	(680,565)
Net cash provided by (used in) investing activities	425	45,421	(854,037)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Redemption of common units	-	-	(80,000)
Capital contributions	50,000	-	2,902,926
Net cash provided by financing activities	50,000	-	2,822,926
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,940)	(410,100)	16,002
CASH AND CASH EQUIVALENTS, BEGINNING	18,942	429,042	-
CASH AND CASH EQUIVALENTS, ENDING	$ 16,002	$ 18,942	$ 16,002

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Activity - PriMuni LLC (the "Company") was formed on June 25, 2001 as a Pennsylvania limited liability company taxable as a partnership. The Company was formed to provide broker/dealers and issuers with an improved process for municipal bond distribution in the primary market.

In anticipation of providing services to broker/dealers and issuers, the Company registered as a member of the National Association of Securities Dealers, Inc. ("NASD") during 2002. The Company, however, will not hold customer funds or safekeep customer securities and, thus, is exempt from certain recordkeeping and reporting requirements common to broker/dealers.

Currently, the Company is considered to be a development stage enterprise as the planned principal operations have not commenced. During 2003, the Company ceased active operations. During 2004, the Company continued its pursuit of customers and expects that operations may resume upon securing a sufficient customer base.

Since its inception, the Company has developed a process and technology that underwriters will use to improve direct retail distribution for issuers in the primary market. The Company has filed a patent application to protect this intellectual property.

The members generally share in the net income or loss and distributions in proportion to their respective participation percentages not to exceed the amount of losses that can be so allocated without causing any member to have an adjusted capital account deficit at the end of any taxable year. Distributions are made at the sole discretion of the Members' Board, subject to distribution restrictions by the Company's operating agreement.

Going Concern - The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2004, the Company has not secured any customers and has not resumed active operations. In 2005, the Company entered into contractual arrangements that, together with securing additional customers and raising additional capital, management believes will enable the Company to continue as a going concern (see Note 7). The ultimate outcome of these efforts cannot be determined at this time. These financial statements do not include any adjustments that might be necessary should the Company be

unable to continue as a going concern.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Comprehensive Income - Statement of Financial Accounting Standards ("SFAS") No. 130, *Reporting Comprehensive Income*, establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income consists of net income plus changes in other equity accounts. The Company had no comprehensive income beyond its net loss for the years ended December 31, 2004 or 2003 or the period from inception to December 31, 2004.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company maintains cash and cash equivalents at financial institutions which may at times exceed federally insured amounts and which may at times exceed balance sheet amounts due to outstanding checks.

Property and Equipment - Property and equipment are stated at cost. Certain costs to develop internal use software are capitalized in accordance with Statement of Position ("SOP") 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." Depreciation is provided using the straight-line method based on the estimated useful lives of the related assets ranging from two to seven years.

The carrying values of long-lived assets, which include property and equipment, are evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying assets. Adjustments are made if the sum of expected future net cash flows is less than book value, and if required, such adjustments would be measured based on discounted cash flows.

Income Taxes - The Company is treated as a partnership for federal and state income tax purposes. Consequently, the Company is not subject to income taxes; the members are taxed on their share of Company earnings.

2. PROPERTY AND EQUIPMENT

At December 31, 2004 and 2003, property and equipment consisted of the following:

	2004	2003
Computer equipment	$ 60,035	$ 62,681
Software	274,796	274,796
Office furniture & equipment	15,609	15,609
Total	350,440	353,086
Less accumulated depreciation	215,418	140,268
Fixed assets, net	$ 135,022	$ 212,818

Depreciation expense for the years ended December 31, 2004 and December 31, 2003 was $77,796 and $98,449, respectively. Depreciation expense was $261,737 from inception to December 31, 2004.

Management expects the property and equipment to be functional and critical to the Company's service offerings once customers are secured (see Note 1). Although this represents management's estimate of the net realizable value of property and equipment at December 31, 2004, it is at least reasonably possible that the assessment of net realizable value will be further revised in the near term and that actual results could differ significantly from this estimate.

3. RETIREMENT PLAN

During 2002, the Company adopted a 401(k) retirement savings plan covering substantially all of its employees whereby participants may defer up to 75% of their earnings, subject to limits established by the Internal Revenue Service. Company contributions may be provided on a discretionary basis. The Company made no contributions to the plan for the years ended December 31, 2003. The plan was discontinued in 2003.

4. MEMBERS' EQUITY

During 2001 the Company had two offerings of common units at prices ranging from $1 to $11.70. At December 31, 2001, 192,350 common units were issued and outstanding. During 2002, the Company redeemed and retired 5,000 common units. At December 31, 2003 and 2002, 187,350 common units were issued and outstanding.

During 2004, the Company issued 18,890 additional common units at approximately $2.65 per unit representing a capital contribution of $50,000. At December 31, 2004, 206,240 common units were issued and outstanding.

During 2002, the Company issued 141,339 Series A Preferred Units at $16.64 per unit representing a capital contribution of $2,351,881. These units are entitled to dividends or other distributions equal to any distributed to holders of the common units. In addition, in the event of liquidation or dissolution of the Company, the holders of the Series A Preferred Units have preference to any assets or surplus funds of the Company over the holders of the common units. The Series A Preferred Units have conversion privileges that provide for conversion to common units in accordance with the terms of the operating agreement.

Both the common units and the Series A Preferred Units have voting privileges equal to one vote per unit. However, no changes to the rights, preferences or privileges of the Series A Preferred Units can be made without written consent of two thirds of the outstanding Series A Preferred Units.

5. RELATED PARTIES

During the year ended December 31, 2004 and 2003 the Company paid a member $28,500 and $17,500 for consulting services, respectively. That same member purchased fixed assets from the Company for $1,250 during the year ending December 31, 2003.

6. CONCENTRATION OF REVENUE

During 2004 the Company entered into a short term agreement to provide consulting services. All of the revenue earned in 2004 related to that contract which expires in January 2005.

7. SUBSEQUENT EVENTS

Subsequent to year end, a member loaned the Company $100,000. In addition, the Company entered into two contractual arrangements relating to their developed technology.